FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2002

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         39, Chemin du Champ-des-Filles,
                   1228 Plan-les-Ouates, Geneva, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

(i) A press release dated October 16, 2002 announcing STMicroelectronics' comments on media reports, and (ii) a notice of conference call for October 23, 2002 at 2:00 p.m. (London time) to discuss operating performance for the third quarter 2002.

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                                                       [STMicroelectronics Logo]

                           NOTICE OF CONFERENCE CALL

                                      FOR

                               STMicroelectronics
                         Paris Bourse/Milan Bourse/NYSE

                          Wednesday, October 23, 2002
                            2:00 p.m. (London Time)


The Company will release earnings after 09:00 p.m. (London Time) on Tuesday October 22, 2002

Management of STMicroelectronics will conduct a conference call with analysts and institutional investors to discuss operating performance for the third quarter 2002.

From Europe, the direct dial-in number is +44-(0)-1452-560-068 (from the U.S.A. please dial +1-706-643-7419). We suggest you call twenty minutes prior to the scheduled start time to ensure yourself enough time to be connected.

If you are unable to participate in the conference call, a replay will be available. To access the replay, please dial +44-(0)-1452-550-000 (passcode:
6149976) from two hours after the end of the call until the end of November 1, 2002.

A broadcast of the conference call will be available live on the Internet until November 01, 2002 at:

                                 www.vcall.com


For further information, please contact Jean-Benoit Roquette
Tel: 33 1 47 03 68 10 or Email: jean-benoit.roquette@fd.com

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                           [STMicroelectronics Logo]

                                 PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                               COMUNICATO STAMPA
                               PRESSEINFORMATION

PR No. C1254H

STMicroelectronics Comments on Today's Media Reports

Geneva, October 16, 2002 - With reference to reports appearing in the international media today, STMicroelectronics (NYSE:STM) strongly denies any ongoing discussions with Motorola concerning the possible acquisition or merger of their semiconductor activities.

About STMicroelectronics

STMicroelectronics, the world's third largest semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip
(SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. Further information on ST can be found at www.st.com.

For further information please contact:

Media Relations                              Investor Relations

STMicroelectronics                           STMicroelectronics
Maria Grazia Prestini                        Benoit de Leusse
Director, Corporate Media Relations          Investor Relations Manager, Europe
Tel: +41.22.929.6945                         Tel: +33.4.50.40.24.30

Financial Dynamics                           Financial Dynamics
Lorie Lichtlen                               Nicole Curtin/Jean-Benoit Roquette
Paris Tel: +33.1.47.03.68.10                 Paris Tel: +33.1.47.03.68.10


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2002                     STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer